UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 1-5256

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

VF 401K SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

V. F. CORPORATION
1551 Wewatta Street
Denver, Colorado 80202

VF 401K SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VF 401K Savings Plan

By:	/s/	Anthony T. Cottonaro
Anthony T. Cottonaro Vice President - Treasurer V. F. Corporation
June 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
VF 401K Savings Plan
Greensboro, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the VF 401K Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2019.

Charlotte, North Carolina
June 27, 2022

VF 401K SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2021	2020
Assets
Participant-directed investments at fair value
Mutual funds	$18,006,693	$69,643,922
Collective investment trusts	962,217,806	844,959,678
Self-directed brokerage accounts	25,858,041	25,333,351
VF Corporation Common Stock fund	54,605,655	78,823,948
Total participant-directed investments at fair value	1,060,688,195	1,018,760,899
Receivables
Participant contributions	1,098,994	1,015,355
Employer contributions	706,033	762,223
Notes receivable from participants	10,424,341	10,622,914
Total receivables	12,229,368	12,400,492
Net assets available for benefits	$1,072,917,563	$1,031,161,391

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021
Additions to net assets
Investment income
Interest and dividends	$3,519,993
Net appreciation in fair value of investments	128,555,241
Total investment income	132,075,234
Interest income on notes receivable from participants	531,459
Contributions
Participant	50,817,188
Employer	35,925,912
Rollover	9,072,216
Total contributions	95,815,316
Total additions	228,422,009
Deductions from net assets
Benefits paid to participants	(185,115,719)
Administrative expenses	(1,550,118)
Total deductions	(186,665,837)
Net increase	41,756,172
Net assets available for benefits:
Beginning of year	1,031,161,391
End of year	$1,072,917,563

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN
The following description of the VF 401K Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, which is sponsored by V.F. Corporation (“VF” or the “Company”), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of VF and its subsidiaries. Eligible employees may participate in the Plan upon attaining age 21 and completion of 3 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Administrator is the VF Retirement Plans Committee (the “Committee”).
On December 28, 2020, VF acquired 100% of the outstanding shares of Supreme Holdings, Inc. ("Supreme"). Effective April 1, 2021, Supreme employees hired on or before March 31, 2021 were immediately eligible for the Plan.
On June 28, 2021, VF completed the sale of its Occupational Workwear business. Employees of the Occupational Workwear business were considered terminated from the Plan and the Plan was amended to treat all terminated employees as 100% vested as of the transaction date. These employees are eligible to receive benefits in accordance with the provisions of the Plan document as described in the Payment of Benefits section below.
Contributions
Eligible employees may elect to contribute between 1% and 50% of their annual compensation on a pre-tax or after-tax (Roth 401K) basis or any combination of the two, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan utilizes a safe harbor design under Internal Revenue Service (“IRS”) regulations in which employee pre-tax, Roth and employer matching contributions are not subject to discrimination testing. The Company matches 100% on the first 6% of eligible compensation that a participant contributes to the Plan. The Plan includes an eligible automatic enrollment contribution arrangement. Participants are automatically enrolled at a 3% pre-tax deferral contribution upon attainment of the eligibility requirements, unless the Plan receives documentation from the participant before this date to do otherwise.
Participant Accounts
Individual accounts are maintained by the Plan’s record-keeper for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s safe harbor matching contributions, and an allocation of investment funds’ earnings. Each participant's account is charged with benefit payments, loan withdrawals, and an allocation of administrative expenses and investment funds’ losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants immediately vest in their contributions, and in the Company’s safe harbor matching contributions, plus actual earnings thereon. Participants vest ratably by month in the Company’s matching contributions made prior to 2015, plus actual earnings thereon, and are fully vested after 5 years of service or upon normal retirement, disability or death.
Investment Options
Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. Participants may direct the investment of their contributions and the Company’s safe harbor matching contributions into one or more formal investment options offered by the Plan, including various mutual funds, collective investment trusts, and the VF Corporation Common Stock fund, or into various other mutual funds and exchange-traded funds available through a self-directed brokerage account. The terms of the Plan also contain certain Employee Stock Ownership Plan (“ESOP”) features that are not currently elected by the Plan.
If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.
Voting Rights
Each participant is entitled to exercise voting rights for shares of VF Corporation Common Stock credited to their accounts at all times that VF Corporation shareholders vote. The participant is notified by the VF shareholder agent prior to the time such voting rights are to be exercised. Fidelity shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or installments, or accounts may be rolled over into another IRS-approved tax deferral account. The Plan provides for mandatory distribution of account balances less than $5,000 following termination of employment with i) the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 but equal to or less than $5,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan; and ii) a direct payment to the participant of any mandatory distributions less than $1,000. In most cases, hardship withdrawals are permitted on demonstration of financial hardship, and all fully vested balances are available for distribution after the participant reaches the age of 59 1/2.
Forfeitures
Forfeitures can be used to pay plan expenses or to reduce safe harbor matching contributions. During the year ended December 31, 2021, forfeitures of approximately $270,000 and $279,000 were used to fund employer matching contributions and pay plan expenses, respectively. Unused forfeitures at December 31, 2021 and 2020 totaled approximately $744,000 and $866,000, respectively.
Notes Receivable from Participants
Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from the Company's safe harbor matching or retirement contribution account balances. Notes receivable are collateralized by the participant’s account balance. Participants are currently charged interest at the Reuters prime rate plus 1% on the first day of the month in which the loan is processed. Participants must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity. At December 31, 2021, loan interest rates ranged from 3.25% to 6.50%.
CARES Act
The Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was enacted on March 27, 2020 with immediate effect. Effective January 1, 2020, the Plan adopted the applicable provision of the CARES Act, subject to certain restrictions, to allow qualifying participants who experience adverse effects due to the outbreak of the coronavirus disease ("COVID-19") to take penalty-tax free coronavirus-related distributions through December 30, 2020 with a repayment or rollover right during the three-year period beginning the day after the distribution date. No other provisions of the CARES Act were adopted by the Plan.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments as of December 31, 2021 and 2020 are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions Receivable
Participants' contributions and the Company's safe harbor matching contributions are recorded in the period that the related payroll deductions are made.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan considers a loan as in default if any repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which a loan is initially considered past due. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. During the year ended December 31, 2021, approximately $2,164,000 was recorded as deemed distributions. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document. Expenses paid by VF are excluded from these financial statements. Certain administrative functions are performed by employees of the Company, however, no such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account. Investment management fees are recorded within net appreciation in fair value of investments in the statement of changes in net assets available for benefits. Refer to Note E for discussion of all other expenses paid by plan assets.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Subsequent Events
The Plan has evaluated subsequent events through June 27, 2022, the date the financial statements were available to be issued, and determined there were no subsequent events requiring adjustment to the financial statements or disclosures.
NOTE C — TAX STATUS
The IRS has determined and informed the Company by a letter dated September 20, 2017 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, Plan management believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, Plan management believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine income tax examinations. However, there are currently no audits for any tax periods in progress.
NOTE D — RISKS AND UNCERTAINTIES
The Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in self-directed brokerage accounts and VF Corporation Common Stock. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE E — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The following are transactions paid by the Plan and considered to be exempt party-in-interest transactions:
•Certain plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan. For the year ended December 31, 2021, total fees paid directly to Fidelity for administrative services were approximately $1,150,000.
•Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2021, the Plan paid approximately $1,500 to the independent registered public accounting firm which represents the portion of the annual Plan audit fees that were not paid by the Company.
•The Company consulted with external legal counsel who conducted plan document and operational reviews. For the year ended December 31, 2021, total fees paid to external legal counsel were approximately $54,000.
•Investment consultant and advisory fees for the Plan are paid to investment consultants and advisers by the Plan. For the year ended December 31, 2021, total fees paid to investment consultants and advisers were approximately $343,000.
•Communication, print and mailing service fees are paid to consultants by the Plan. For the year ended December 31, 2021, total fees paid to these consultants were approximately $1,600.
Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in the common stock of the Company, and therefore transactions in these securities also qualify as exempt party-in-interest transactions.

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE F — FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, provides a three-level fair value hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The FASB ASC 820 hierarchy is based on the observability and objectivity of pricing inputs, as follows:
•Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.
•Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.
•Level 3 – Significant unobservable inputs; therefore, requiring an entity to develop its own assumptions.
Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the underlying assets of the Plan measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Mutual funds – Mutual funds represent investments with various investment managers. The mutual funds are valued at the daily closing net asset value (“NAV”) as reported by the fund. Mutual funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective investment trusts – These funds are valued at the NAV per share of each respective fund. The NAV, as provided by Fidelity, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. These collective investment trusts are direct filing entities.
Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds, all of which are valued at the closing price reported in the active market in which the securities are traded.
VF Corporation Common Stock fund – This fund is a unitized fund which invests in VF Corporation Common Stock and a money market fund. The Plan owns units in the underlying investments of the fund. The VF Corporation Common Stock is valued at the closing price reported in the active market in which the security is traded. The money market fund is valued based on quoted market prices.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth the underlying investments in the Plan as of December 31, 2021:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$18,006,693	$18,006,693	$—	$—
Self-directed brokerage accounts	25,858,041	25,858,041	—	—
VF Corporation Common Stock fund	54,605,655	54,605,655	—	—
Total plan investments in the fair value hierarchy	$98,470,389	$98,470,389	$—	$—
Fair value measured at net asset value
Collective investment trusts (a)	962,217,806
Total plan assets measured at fair value	$1,060,688,195

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following table sets forth the underlying investments in the Plan as of December 31, 2020:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$69,643,922	$69,643,922	$—	$—
Self-directed brokerage accounts	25,333,351	25,333,351	—	—
VF Corporation Common Stock fund	78,823,948	78,823,948	—	—
Total plan investments in the fair value hierarchy	$173,801,221	$173,801,221	$—	$—
Fair value measured at net asset value
Collective investment trusts (a)	844,959,678
Total plan assets measured at fair value	$1,018,760,899
(a)Participant transactions (purchases and sales) may occur daily. Redemptions for collective investment trusts are permitted with no other restrictions or notice periods and there are no unfunded commitments.
At December 31, 2021, the Plan held 630,299 shares of VF Corporation Common Stock, with a fair value of $54,351,353 and a cost basis of $20,737,812, comprising 5% of total net assets available for benefits. At December 31, 2020, the Plan held 779,555 shares of VF Corporation Common Stock, with a fair value of $78,463,178 and a cost basis of $24,737,874, comprising 8% of total net assets available for benefits. In addition, the VF Corporation Common Stock fund included $254,302 and $360,770 of investments in a money market fund as of December 31, 2021 and 2020, respectively.
NOTE G — PLAN TERMINATION
Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time subject to the Plan provisions of applicable law. In the event of plan termination, participants will become 100% vested in their accounts.

VF 401K Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 002
December 31, 2021

(a)(b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual funds:
PIMCO	PIMCO Total Return Fund Institutional Class	$17,236,917
Vanguard	Vanguard Federal Money Market Fund	769,776
		$18,006,693
	Collective investment trusts:
Blackrock	Blackrock U.S. Equity Index Fund	$208,494,724
Blackrock	Blackrock Russell 2500 Index Fund	66,900,194
Blackrock	Blackrock MSCI ACWI ex-US IMI Index Fund	51,184,933
Blackrock	Blackrock U.S. Debt Index Fund	23,806,958
Blackrock	Blackrock Strategic Completion Fund	7,218,118
JP Morgan	JP Morgan Blend Income Fund C	16,426,710
JP Morgan	JP Morgan Retirement 2020 Fund	36,856,365
JP Morgan	JP Morgan Retirement 2025 Fund	59,131,339
JP Morgan	JP Morgan Retirement 2030 Fund	79,269,940
JP Morgan	JP Morgan Retirement 2035 Fund	83,979,157
JP Morgan	JP Morgan Retirement 2040 Fund	93,189,374
JP Morgan	JP Morgan Retirement 2045 Fund	75,924,218
JP Morgan	JP Morgan Retirement 2050 Fund	59,439,388
JP Morgan	JP Morgan Retirement 2055 Fund	38,791,074
JP Morgan	JP Morgan Retirement 2060 Fund	20,353,261
Invesco	Invesco Stable Value Trust - Class B1	41,252,053
		$962,217,806
	Self-directed brokerage accounts:
*Fidelity National Financial Services	Self-directed brokerage account investment	$25,858,041

	VF Corporation Common Stock Fund:
*VF Corporation	VF Corporation Common Stock	$54,351,353
*Fidelity National Financial Services	Fidelity Investments Money Market Government Portfolio	254,302
		$54,605,655
	Total investments	$1,060,688,195

*Participants	Participant loans - rates 3.25% - 6.50%	$10,424,341

*    Party-in-Interest to the Plan.
(d)    Cost is omitted in accordance with Department of Labor 29 CFR2520.103-10, as investments are participant directed.